Exhibit 99.1

Nevada Geothermal Power Inc. to Present and Take Part in a Private Press Event at GEA Geothermal Energy Finance Forum 2011

Vancouver, B.C. (February 8, 2011), Nevada Geothermal Power Inc. (NGP)(TSX.V: NGP, OTCBB: NGLPF), announced today that it will present at the Geothermal Energy Association (GEA) Geothermal Energy Finance Forum in New York City as well as take part in a private press event.

WHAT:
Join Brian Fairbank, President and CEO, NGP, along with Iceland’s President Ólafur Ragnar Grímsson, The Geothermal Energy Association (GEA), Íslandsbanki, Ormat Technologies (NYSE:ORA), at a private press event taking place during the GEA Energy Finance Forum. Esteemed speakers will discuss the benefits of geothermal energy to the American economy, U.S. companies exporting geothermal equipment to foreign countries, how geothermal fared in 2010 and projections for 2011, and new areas where geothermal is being used.

Mr. Fairbank will also be presenting at the event which will bring the finance and investment community of New York City together and provide a tutorial on geothermal energy investment with top experts and major players in geothermal development and finance.

WHEN:	Private Press Event: Wednesday, February 9, 2011; 9 a.m. ET
Company Presentation: Wednesday, February 9, 2011; 11 a.m. ET

WHERE:	The Ritz-Carlton, Battery Park
2 West St. New York, NY 10001

DIAL-IN:	For the private press event, please call, 800-895-0231 (International: 785-424-1054); Conference ID: 7GEA

For media credentials, please contact Garret Drexler at 646-695-7042 or garret@rosengrouppr.com.

For more information, including the event agenda, visit:
http://www.geo-energy.org/events/finance_forum_2011.aspx

About the Geothermal Energy Association:
The Geothermal Energy Association (GEA) is a trade association composed of U.S. companies who support the expanded use of geothermal energy and are developing geothermal resources worldwide for electrical power generation and direct-heat uses. GEA advocates for public policies that will promote the development and utilization of geothermal resources, provides a forum for the industry to discuss issues and problems, encourages research and development to improve geothermal technologies, presents industry views to governmental organizations, provides assistance for the export of geothermal goods and services, compiles statistical data about the geothermal industry, and conducts education and outreach projects. For more information, please visit http://www.geo-energy.org/. Check out GEA’s YouTube Channel. Follow GEA on Twitter. Become a fan on Facebook.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Ashli Gauvreau
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X124
Direct Line: 604-638-5046
Toll Free: 866-688-0808 X124
Email: agauvreau@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.